Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)

Director's Randgold Resources shareholding

London, 24 July 2014 - Randgold Resources announces that in accordance with DTR 3.1 of the United Kingdom Listing Authority's Disclosure and Transparency Rules, Andrew Quinn, a non-executive director of the Company, acquired 28 ordinary shares of the Company on 4 June 2014 at a price of £43.55 per share pursuant to the Company’s scrip dividend scheme.

Andrew Quinn’s shareholding in the Company is now 4 828 ordinary shares or 0.005% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com